UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

RESULTS
2Q21

July 27, 2021

Telefônica Brasil S.A.
Investor Relations

2Q21 HIGHLIGHTS

Strong customer base growth in core1 businesses, consolidating the transformation of the Company's access base

•	Customer base totaled 97 million accesses, an increase of 5 million subscriptions in relation to the same period of the previous year;
•	Postpaid accesses reached 47 million, which represents an increase of 4 million accesses in the last 12 months and 58.2% of total mobile accesses;
•	FTTH accesses totaled 4 million (+41.3% year-on-year), with 1.2 million net additions in the last 12 months;
•	Vivo's FTTH coverage is available in 293 cities (+77 cities since 2Q20) with 17.3 million homes passed (+4.3 million homes passed in 12 months).

Net revenue increased +3.2% year-on-year, due to the positive evolution of mobile revenue and the expansion of FTTH earnings

•	Core Revenue[1] increased +8.2% y-o-y in 2Q21 and already represents 89% of total revenues (+4 p.p. y-o-y);
•	Mobile revenue increased +5.6% y-o-y in 2Q21, reflecting the improved trends when compared to the same period of last year;
•	FTTH revenues reached R$1.1 billion (+49.7% y-o-y), capturing the returns of the investments in fiber, while IPTV revenues came to R$343 million (+29.5% y-o-y).

Growth in recurring costs2 remains substantially below inflation, even as commercial activity accelerates

•	Cost of Services and Products Sold[3] reflect improved commercial activity, B2B recovery and customer base growth;
•	Costs of Operation[4], disregarding the non-recurring effects of the period, show that there is still room for additional efficiencies, dropping -2.9% y-o-y;
•	EBITDA[2] totaled R$4,226 million (+3.0% y-o-y) in 2Q21, with an EBITDA margin[2] of 39.7%.

Net income grew 20.9% y-o-y with improved operating performance, increasing shareholders return

•	Free cash flow totaled R$1.9 billion in the quarter, reflecting the ongoing, efficient financial management;
•	R$1.3 billion of interest on capital has been declared until June 2021, which represents a dividend yield of 7.7% in the last 12 months.

1 Total Company’s revenues excluding fixed voice, xDSL and DTH.

2 Excluding the following non-recurring effects: 1Q20: positive effect of R$75.7 million related to the sale of towers and rooftops. 2Q21: positive net effect of R$563 million, corresponding to extraordinary tax matters (R$1,549 million referring to the decision of the Supreme Court on the right to exclude ICMS from the basis of PIS/COFINS contributions and an expense of R$415 million of tax contingencies) and a regulatory contingencies expense of R$571 million.

3 Services: digital content, regulatory tax, interconnection, and B2B services; Products Sold: mobile devices and accessories, and B2B equipment.

4Personnel Costs, Commercial and Infrastructure, PDD, General and Administrative and Other Operating Income (Expenses).

2

Telefônica Brasil S.A. (B3: VIVT3, NYSE: VIV), discloses today its results for the second quarter of 2021, presented in accordance with the International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines provided by the Accounting Pronouncements Committee. Totals are subject to rounding differences.

To access the spreadsheet with the data available on the Investor Relations site, click here.

Highlights[5] [6][7][8]

Consolidated in R$ million	2Q21	∆% YoY	6M21	∆% YoY
Net Operating Revenue	10,649	3.2	21,498	1.7
Core Revenue[1]	9,453	8.2	19,016	6.4
Mobile Revenue	6,990	5.6	14,138	3.3
Fixed core revenue	2,462	16.4	4,878	16.8
Non-core Revenue[2]	1,197	(24.4)	2,483	(24.2)
Recurring Total Costs[3]	(6,423)	3.4	(12,817)	1.7
Reported Total Costs	(5,860)	(5.7)	(12,254)	(2.2)
Recurring EBITDA[3]	4,226	3.0	8,681	1.7
Recurring EBITDA Margin[3]	39.7%	(0.1) p.p.	40.4%	0.0 p.p.
Reported EBITDA	4,789	16.7	9,244	7.4
Reported EBITDA Margin	45.0%	5.2 p.p.	43.0%	2.3 p.p.
Net Income	1,345	20.9	2,287	0.9

CAPEX | EX-IFRS 16	2,251	17.9	4,194	18.0
Free Cash Flow[4]	1,868	(32.6)	4,067	(16.8)

Core Revenue1 / Net Revenue	88.8%	4.1 p.p.	88.5%	4.0 p.p.
Non-core Revenue2 / Net Revenue	11.2%	(4.1) p.p.	11.5%	(4.0) p.p.

Total Subscribers (Thousand)	96,721	5.1	96,721	5.1
Core Subscribers	87,197	8.7	87,197	8.7
% / total accesses	90.2%	2.9 p.p.	90.2%	2.9 p.p.
Non-core Subscribers	9,524	(19.0)	9,524	(19.0)
% / total accesses	9.8%	(2.9) p.p.	9.8%	(2.9) p.p.

1 Total Company’s revenues excluding fixed voice, xDSL and DTH.

2 Fixed voice, xDSL and DTH revenues.

3 Excluding the following non-recurring effects: 1Q20: positive effect of R$75.7 million related to the sale of towers and rooftops. 2Q21: positive net effect of R$563 million, corresponding to extraordinary tax matters (R$1,549 million referring to the decision of the Supreme Court on the right to exclude ICMS from the basis of PIS/COFINS contributions and an expense of R$415 million of tax contingencies) and a regulatory contingencies expense of R$571 million.

4 Free cash flow after lease payments. Excludes R$470 million received from the sale of towers and rooftops in 1Q20.

3

MOBILE BUSINESS[9]

Operating Performance

Thousand	2Q21	∆% YoY	6M21	∆% YoY
TOTAL MOBILE SUBSCRIBERS	80,965	8.8	80,965	8.8
Postpaid	47,093	9.2	47,093	9.2
M2M	11,182	13.3	11,182	13.3
Prepaid	33,872	8.2	33,872	8.2
MARKET SHARE[1]	33.0%	(0.0) p.p.	33.0%	(0.0) p.p.
Postpaid[1]	36.9%	(1.9) p.p.	36.9%	(1.9) p.p.
Prepaid[1]	28.8%	1.4 p.p.	28.8%	1.4 p.p.
ARPU (R$/month)	26.8	(4.3)	27.0	(4.9)
Postpaid (Human)	48.0	(3.8)	48.9	(3.4)
M2M	2.8	(4.9)	2.9	(2.8)
Prepaid	12.1	(0.4)	12.1	(2.0)
MONTHLY CHURN	2.9%	(0.4) p.p.	2.9%	(0.3) p.p.
Postpaid (ex-M2M)	1.3%	(0.2) p.p.	1.2%	(0.3) p.p.
Prepaid	4.9%	(0.5) p.p.	4.9%	(0.4) p.p.

Total mobile accesses reached 80,965 thousand at the end of 2Q21, an increase of 6,557 thousand accesses in the last 12 months, due to the strong performance in both postpaid and prepaid segments. We maintained our unchallenged leadership in the mobile business, with a market share of 33.0% in April 2021.

Postpaid accesses totaled 47,093 thousand in June 2021, representing an increase of 3,976 thousand accesses year-on-year and 58.2% of the total mobile access base. Postpaid net additions were 1,080 thousand in the quarter, driven by the migration of prepaid customers to hybrid plans and the increasing positive balance of number portability to Vivo. This significant rise in our postpaid customer base and the lower historical churn are direct proof of the quality of Vivo's network.

In prepaid, the customer base reached 33,872 thousand accesses at the end of June 2021, an increase of 2,581 thousand accesses in the last year, with market share of 28.8% in April 2021 (+1.4 p.p. year-on-year). Vivo’s renowned quality of service provided, the resumption of economic activity in the country and the new government emergency aid, resulted in 203 thousand prepaid net adds in the last quarter.

In the Machine-to-Machine (M2M) segment, the customer base reached 11,182 thousand, a growth of 13.3% year-on-year, with net additions of 313 thousand in the month of June 2021, the best monthly volume ever.

Mobile ARPU decreased 4.3% year-on-year in 2Q21, due to the mix of gross additions more concentrated in pure postpaid entry plans and the strong growth of accesses in hybrid and prepaid plans.

1 Data published by Anatel referring to April 2021, most recent available data with information of all large carriers.

4

Financial Performance

Consolidated in R$ million	2Q21	∆% YoY	6M21	∆% YoY
NET MOBILE REVENUE	6,990	5.6	14,138	3.3
Mobile Service Revenue	6,441	3.1	12,944	1.6
Postpaid	5,217	2.1	10,499	0.7
Prepaid	1,224	8.0	2,445	5.9
Handset Revenues	550	47.3	1,194	25.1

Mobile Net Revenue grew 5.6% y-o-y in 2Q21, resulting from the solid performance in mobile service revenue and the advance in handset sales compared to 2Q20.

Mobile Service Revenue was up 3.1% year-on-year in 2Q21, reflecting growth in sales for both postpaid and prepaid.

Because of the growth in customer base, mainly due to migrations from prepaid to hybrid, Postpaid[1] Revenue increased 2.1% compared to 2Q20. We continue to focus on strengthening our value proposition, expanding the attractiveness of our offerings through several partnerships with the most important digital content providers. Last quarter we included Skeelo, a digital book app, for all postpaid customers.

Prepaid Revenues rose 8.0% in 2Q21, reflecting the combination of increased customers additions and higher recharge volume. At the end of June 2021, more than 80% of the prepaid mobile accesses were subscribed in the Vivo Turbo offer, ensuring amplified recharge recurrence. We highlight the representativeness of top-ups made through digital channels, which represented 36% of the total, +6 p.p. year-on-year.

Handset Revenue increased 47.3% over the same quarter last year. The positive performance in the quarter is related to the launch of newer versions of mobile devices, such as Apple and Samsung, and the modernization of Vivo's own stores, that will offer a broad portfolio of technology-related products, such as mobile accessories and connected home equipment. In 2Q21, we had some negative effects of reduced opening hours in some of the stores, negatively impacting commercial activity, due to tighter confinement measures during the month of April.

1 - Postpaid revenues includes M2M, dongles, wholesale and other.

5

FIXED LINE BUSINESS

Operating Performance

Thousand	2Q21	∆% YoY	6M21	∆% YoY
TOTAL FIXED SUBSCRIBERS	15,756	(10.5)	15,756	(10.5)
Core fixed subscribers[1]	6,232	6.7	6,232	6.7
FTTx	5,313	5.6	5,313	5.6
FTTH	4,046	41.3	4,046	41.3
IPTV	919	14.1	919	14.1
Non-core fixed subscribers[2]	9,524	(19.0)	9,524	(19.0)

ARPU | FTTH (R$/month)	90.9	5.6	92.8	10.8
ARPU | IPTV (R$/month)	124.9	9.5	122.2	5.8

Core fixed subscribers1 / Total Fixed subscribers	39.6%	6.4 p.p.	39.6%	6.4 p.p.
Non-core fixed subscribers2 / Total Fixed subscribers	60.4%	(6.4) p.p.	60.4%	(6.4) p.p.

Total fixed accesses reached 15,756 thousand in 2Q21, a 10.5% reduction in comparison with 2Q20, justified by the maturity of non-core services (fixed voice, xDSL and DTH) which was partially offset by the accesses growth in more advanced technologies, that represent 39.6% of the total, a 6.4 p.p. year-on-year increase.

Core accesses[1] totaled 6,232 thousand in 2Q21, a 6.7% improvement y-o-y. This performance is a result of the Company's strategy, focused on expanding the fiber network, which allows us to offer high-quality connection and higher speeds, driving not only the expansion of the FTTH customer base (+41.3% y-o-y), but also that of IPTV (+14.1% y-o-y).

We closed 2Q21 with more than 4.0 million FTTH accesses after a net addition of 300 thousand in the quarter, proving the importance of the service and the outstanding fiber quality associated with Vivo’s product. These features led to a 5.6% y-o-y increase in FTTH ARPU.

IPTV also posted ARPU growth, +9.5% y-o-y in the quarter, through the delivery of a unique service in terms of content and navigability.

1 FTTx and IPTV.

2 Fixed voice, xDSL and DTH.

6

Financial Performance

Consolidated in R$ million	2Q21	∆% YoY	6M21	∆% YoY
NET FIXED REVENUE	3,659	(1.1)	7,361	(1.2)
Core fixed revenue[1]	2,462	16.4	4,878	16.8
FTTx	1,317	14.3	2,629	17.2
FTTH	1,062	49.7	2,072	55.1
IPTV	343	29.5	668	27.7
Corporate Data, ICT and others	802	14.8	1,581	12.1
Non-core fixed revenue[2]	1,197	(24.4)	2,483	(24.2)

Core fixed revenue1 / Net fixed revenue	67.3%	10.1 p.p.	66.3%	10.2 p.p.
Non-core fixed revenue2 / Net fixed revenue	32.7%	(10.1) p.p.	33.7%	(10.2) p.p.

Fixed Core Revenue[1] grew 16.4% y-o-y in 2Q21 and already represents 67.3% of total fixed revenue (+10.1 p.p. y-o-y). This greater representativeness of the core businesses is the result of the company's strategic decision to focus its investments on cutting-edge technologies and reinforces our positive outlook for the future.

FTTx Revenues grew 14.3% y-o-y in the quarter, boosted by the significant performance of FTTH Revenues, +49.7% y-o-y. We continue to focus on the expansion of fiber, as a future proof technology, and during the last twelve months, our fiber network reached 77 new cities, adding 4.3 million homes passed. At the end of the quarter, we totaled 17.3 million homes passed in 293 cities.

More recently, FiBrasil, a neutral fiber wholesale network created in partnership with TEF Infra and CDPQ, began operations, with the objective of expanding fiber coverage across Brazil. This will allow us to further accelerate the volume of passed and connected homes, increasing network penetration and, as a result, enhance value capture.

IPTV, which is directly linked to fiber connectivity, continues to reinforce the Company’s value proposition. In 2Q21, IPTV Revenues grew a solid 29.5% y-o-y.

Revenues from Corporate Data, ICT and others presented a record figure in 2Q21, with 14.8% y-o-y growth. The strong performance is due to the full portfolio of products and services offered by Vivo and the resumption of investments by our client companies, that had been postponed in 2020 due to the uncertainties caused by the pandemic.

1 FTTx, IPTV, Corporate data and IT, Wholesale and other fixed revenues.

2 Fixed voice, xDSL and DTH revenues.

7

COSTS

Consolidated in R$ million	2Q21	∆% YoY	6M21	∆% YoY
TOTAL COSTS	(5,860)	(5.7)	(12,254)	(2.2)
COST OF SERVICES AND PRODUCTS SOLD	(1,883)	22.6	(3,799)	21.0
Services	(1,167)	11.8	(2,311)	14.4
Products sold	(715)	45.5	(1,488)	33.0
COSTS FROM OPERATIONS	(3,978)	(15.0)	(8,455)	(10.0)
Personnel	(993)	8.4	(2,006)	5.3
Commercial and Infrastructure	(3,041)	1.0	(6,052)	(0.0)
Provision for Bad Debt	(380)	(28.4)	(744)	(24.5)
General and Administrative Expenses	(254)	(17.8)	(557)	(9.3)
Other Net Operating Revenues (Expenses)	690	684.2	903	446.0
Recurring Total Costs[1]	(6,423)	3.4	(12,817)	1.7

Like seen in the previous quarter, we are presenting a new cost classification, separating costs directly related to revenue generation from those linked to operation and maintenance of the Company’s activities. The historical data is available on the Investor Relations website.

Recurring Total Costs[1], excluding Depreciation and Amortization expenses, were R$6,423 million for the quarter, up 3.4% for the year, but below inflation (IPCA-12M), which registered an increase of 8.35%.

Cost of Goods and Services Sold grew 22.6%, reflecting the revenue growth and improved commercial performance in 2Q21, mainly in the B2B segment.

•	Services – a 11.8% upturn over 2Q20. The change reflects higher demand for B2B services and digital content, as well as regulatory fees related to the growth of the customer base in the period.

•	Goods Sold – a 45.5% y-o-y increase in 2Q21 due to the resumption of B2B and higher volume of handset sales, whose revenue increased 47.3% y-o-y.

On the other hand, Operating Costs decreased, reflecting the Company's continuous and efficient cost management.

•	Personnel – +8.4% y-o-y in 2Q21, due to the annual wage adjustment and hiring of new employees.

•	Commercial and Infrastructure – an increase of 1.0% when compared to 2Q20, due to higher maintenance and electricity expenses as a result of the increase in tariffs. These higher expenses were partially offset by increased adoption of digital channels and e-billing, as well as lower rental costs.

•	Provision for Bad Debt – reduced 28.4% year-on-year and ended 2Q21 at R$380 million, representing 2.4% of Gross Revenue (-1.1 p.p. year-on-year). The essentiality and value associated to connectivity services means that customers are prioritizing the payment of their bills with Vivo. This behavior, together with the improvement in the economic environment and the execution of credit and collection actions, contributed to the reduction in the provision for bad debt.

1 - Excluding the following non-recurring effects: 1Q20: positive effect of R$75.7 million related to the sale of towers and rooftops. 2Q21: positive net effect of R$563 million, corresponding to extraordinary tax matters (R$1,549 million referring to the decision of the Supreme Court on the right to exclude ICMS from the basis of PIS/COFINS contributions and an expense of R$415 million of tax contingencies) and a regulatory contingencies expense of R$571 million.

8

•	General and Administrative – a 17.8% year-on-year reduction in the quarter, due to lower expenses with building maintenance and IT.

•	Other Operating Income (Expenses) – showed an income of R$690 million, in 2Q21, mainly due to the non-recurring effects of the period. The positive net impact totaled R$563 million in 2Q21, corresponding to extraordinary tax matters (R$1,549 million referring to the decision of the Supreme Court on the right to exclude ICMS from the basis of PIS/COFINS contributions and an expense of R$415 million of tax contingencies), as well as a regulatory contingencies expense of R$571 million.

EBITDA

Recurring EBITDA[1] (earnings before interest, taxes, depreciation and amortization) totaled R$4,226 million in 2Q21, up 3.0% over 2Q20, with an EBITDA margin of 39.7% (-0.1 p.p. y-o-y). The positive performance reflects the expansion of total net revenues of 3.2% y-o-y and continuous cost control through digitization and operational efficiency.

Considering the non-recurrent effects of the period, 2Q21 Reported EBITDA grew 16.7% year-on-year, with a Reported EBITDA margin of 45.0% (+5.2 p.p. year-on-year).

In 6M21, Recurrent EBITDA reached R$8,681 million (+1.7% y-o-y) with an EBITDA margin of 40.4%.

DEPRECIATION AND AMORTIZATION

Consolidated in R$ million	2Q21	∆% YoY	6M21	∆% YoY
DEPRECIATION AND AMORTIZATION	(3,013)	8.5	(5,919)	7.2

Depreciation and Amortization grew 8.5% over 2Q20, reflecting higher asset base and rise in the number of leasing contracts.

1 - Excluding the following non-recurring effects: 1Q20: positive effect of R$75.7 million related to the sale of towers and rooftops. 2Q21: positive net effect of R$563 million, corresponding to extraordinary tax matters (R$1,549 million referring to the decision of the Supreme Court on the right to exclude ICMS from the basis of PIS/COFINS contributions and an expense of R$415 million of tax contingencies) and a regulatory contingencies expense of R$571 million.

9

FINANCIAL RESULT

Consolidated in R$ million	2Q21	∆% YoY	6M21	∆% YoY
FINANCIAL RESULT	(157)	110.0	(472)	75.2
Income from Financial Investments	59	21.0	89	(5.3)
Debt Interest	(214)	34.4	(402)	34.7
Monetary and Exchange Variation and Others	(3)	n.a.	(159)	144.5

In 2Q21, the Financial Result was an expense of R$157 million, +110% y-o-y, due to the higher indebtedness related to contracts recognized as leasing, because of IFRS16, and monetary updates of contingencies, that were partially offset by the non-recurring effect related to the judicial decision on the right to exclude ICMS from the basis of PIS/COFINS contributions.

NET INCOME

In 2Q21, Net Income reached R$1.345 million, +20.9% year-on-year, mainly due to positive revenue evolution and improved operating performance.

In 6M21, Net Income was R$2,287 million, up 0.9% year-on-year.

CAPEX

Consolidated in R$ million	2Q21	∆% YoY	6M21	∆% YoY
Network	1,874	19.7	3,491	18.3
Technology, Information System and Others	377	10.0	704	16.1
CAPITAL EXPENDITURES | EX-IFRS 16	2,251	17.9	4,194	18.0
IFRS 16 | Leasing	665	94.2	1,683	256.2
TOTAL | IFRS 16	2,916	29.5	5,878	45.9

CAPITAL EXPENDITURES EX-IFRS 16 / NET REVENUE	21.1%	2.6 p.p.	19.5%	2.7 p.p.

Capex reached R$2,251 million in 2Q21, equivalent to 21.1% of Net Operating Revenue for the quarter. Investments continue to be directed towards strengthening Vivo’s mobile network and the expansion of the fiber network, ensuring greater availability of Vivo's services in the face of growing demand for quality, high-speed connectivity.

By including the effect of IFRS 16, there was an increase of 29.5% y-o-y, due to the renegotiations of long-term lease contracts executed at the beginning of 2021.

10

CASH FLOW[15]

Consolidated in R$ million	2Q21	∆% YoY	6M21	∆% YoY
Recurring EBITDA	4,226	3.0	8,681	1.7
Capital Expenditures	(2,251)	17.9	(4,194)	18.0
Taxes and Net Financial Result	(404)	177.6	(753)	120.4
Working Capital Variation	716	(38.5)	1,251	1.4
FREE CASH FLOW FROM BUSINESS ACTIVITIES[1]	2,286	(28.8)	4,985	(15.1)
IFRS16 | Lease Payments	(418)	(5.1)	(917)	(6.2)
FREE CASH FLOW AFTER LEASE PAYMENTS[1]	1,868	(32.6)	4,067	(16.8)

Free Cash Flow after Leasing payments was R$1,868 million in 2Q21, a reduction of 32.6% year-on-year, reflecting the increased level of investments, higher financial and tax payments, and lower working capital.

In the first half of 2021, the Free Cash Flow after Leasing payments was R$4,067 million, a reduction of 16.8% y-o-y (R$824 million), mainly reflecting the increased level of investments, besides higher financial and tax payments.

DEBT

Loans, Financing and Debentures

ISSUANCES	CURRENCY	INTEREST RATE	DUE DATE	SHORT TERM	LONG TERM	TOTAL
PSI	R$	2,5% a 5,5%	2023	0.04	0.04	0.09
Suppliers	R$	108,3% a 149,0% of CDI	2022	491	20	511
Debentures 1st Issue - Minas Comunica	R$	IPCA + 0,5%	2021	30	0	30
Debentures 5th Issue - Single Series	R$	108,25% do CDI	2022	1,000	0	1,000
Financial Leases	R$	IPCA	2033	34	305	339
ISSUANCES | EX-IFRS 16				1,555	325	1,880
IFRS 16 Effects | Leasing	R$	IPCA	2044	2,483	8,483	10,966
TOTAL | IFRS 16				4,038	8,808	12,846

Net Debt | ex-IFRS 16				Long-term Debt Profile

Consolidated in R$ million	06/30/2021	03/31/2021	06/30/2020	2Q21
Short-Term Debt	1,507	1,555	2,660	Year	Pro forma	IFRS 16
Long-Term Debt	310	325	1,878		(R$ million)	(R$ million)
Total Debt	1,817	1,880	4,538	2022	43	2,572
Cash and Cash Equivalents	(8,435)	(6,903)	(8,188)	2023	36	2,035
Derivatives	23	(7)	(14)	2024	33	1,364
Contingent Consideration Guarantee Asset[1]	0	0	(490)	2025	29	937
Net Cash	(6,595)	(5,030)	(4,153)	After 2025	170	1,637
	(0.41)	(11,940.12)	(0.26)	Total	310	8,545

The Company’s gross debt3 reached R$1,817 million at the end of 2Q21, 100% denominated in local currency, a 60.0% drop y-o-y due to the settlement of loans and financing in the period.

1 Excludes R$470 million received from the sale of towers and rooftops in 1Q20.

2Alignment of the classification criterion for the asset backing the contingent consideration to calculate pro-forma net debt.

3 Excluding the effects of IFRS 16.

11

Excluding the effect of IFRS 16, the Company recorded net cash of R$6,595 million in the quarter, reflecting increased cash generation in the period. Considering the effect of IFRS 16, net debt closed 2Q21 at R$4,533 million.

RETURNS TO SHAREHOLDERS

In 1H21, the Board of Directors approved the payment of interest on capital totaling the gross amount of R$1,330 million based on monthly balances recorded in the period. Such payout will be considered as part of the mandatory minimum dividends for fiscal year 2021, ad referendum of the Annual Shareholders' Meeting to be held in 2022, and payments will be made as described in the table below, which also includes the amounts per share distributed.

2021	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Share Class	Gross Amount (BRL)	Net Amount (BRL)	Payment Date
IOC (based on May-21)	06/17/2021	06/30/2021	630	536	Common	0.373900	0.317815	up to 07/31/2022
IOC (based on Mar-21)	04/15/2021	04/30/2021	280	238	Common	0.166114	0.141197	up to 07/31/2022
IOC (based on Feb-21)	03/18/2021	03/31/2021	270	230	Common	0.160098	0.136084	up to 07/31/2022
IOC (based on Jan-21)	02/12/2021	02/26/2021	150	128	Common	0.088896	0.075561	up to 07/31/2022

2020	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Share Class	Gross Amount (BRL)	Net Amount (BRL)	Payment Date
Dividends (based on Dec-20)	04/15/2021	04/15/2021	1,588	1,588	Common	0.941818	0.941818	10/05/2021
Dividends (based on Nov-20)	11/12/2020	12/28/2020	1,200	1,200	Common	0.710827	0.710827	10/05/2021
IOC (based on Nov-20)	11/12/2020	12/28/2020	260	221	Common	0.154013	0.130911	07/13/2021
IOC (based on Oct-20)	11/16/2020	11/27/2020	400	340	Common	0.236902	0.201367	07/13/2021
IOC	09/17/2020	09/28/2020	650	552.5	Common	0.360985	0.306837	07/13/2021
(based on Aug-20)					Preferred	0.397084	0.337521
IOC	06/17/2020	06/30/2020	900	765	Common	0.499826	0.424852	07/13/2021
(based on May-20)					Preferred	0.549808	0.467337
IOC	03/19/2020	03/31/2020	150	127.5	Common	0.083304	0.070809	07/13/2021
(based on Feb-20)					Preferred	0.091635	0.077890
IOC	02/14/2020	02/28/2020	270	229.5	Common	0.149948	0.127456	07/13/2021
(based on Jan-20)					Preferred	0.164942	0.140201

In addition, the Company has continued to periodically execute its Share Buyback Program currently in effect, and ended June 2021 with 6.0 million shares in Treasury. In July 2021, we acquired another 0.5 million shares, increasing the number of shares in treasury to 6.5 million shares or 0.4% of the total capital.

12

06/30/2021	Common/Total
Controlling Group	1,244,241,119
73.6%
Minority Shareholders	440,700,252
26.1%
Treasury	6,043,552
0.4%
Total Number of Shares	1,690,984,923

Book Value per Share:	R$ 40.81

VIVT3 shares closed 2Q21 at R$42.00, down 5.0% from the closing price at the end of March 2021, with average daily traded volume of R$97 million.

In the same period, the ADRs (VIV) ended 2Q21 quoted at US$8.50, an appreciation of 8.0% influenced by the appreciation of the Brazilian real against the American dollar. The daily trading volume averaged US$10 million.

The chart below shows the Company's stock performance in the past 12 months:

13

DIGITAL BUSINESS

Based on the strategic pillar #temtudonaVivo (Vivo has everything), we are strengthening the Company as a platform to distribute products and services and continuing to move forward in the development of an ecosystem with relevant partners to fuel our consolidation as a digital services hub.

Financial Services

This vertical is one of the Company’s priorities, with the purpose of offering services that create value for our customers.

In this context, we continued to accelerate the performance of Vivo Money, our digital personal credit service that offers rates from 1.49% per month for postpaid and hybrid customers. In 2Q21, the number of contracts and the amount granted doubled compared to 1Q21.

Vivo Pay, Vivo's free digital account, showed significant activation rates and more than 30% of active customers have registered a Pix code to perform transactions from Vivo Pay.

Still in the financial vertical, the new Vivo Itaucard, a cobranded credit card that offers benefits such as cashback of up to 10% at Vivo stores, presented a relevant increase in the average expense per client. In the upcoming months, it will be possible to contract the Vivo Itaucard at Vivo's physical stores.

Health

In the health and wellness vertical, we launched Vida V, a digital platform that will offer telemedicine services such as medical consultations, wellness and health programs, and discounts at pharmacies. The new service is being jointly developed with Teladoc Health, a world leader in telemedicine, and will be available to all Brazilians in the second half of this year.

Market Place – Shopping vivo

During 2Q21, Vivo Marketplace enhanced its product range and number of integrated sellers, with the addition of anchor partners in the smartphone, IT, connected home and pet categories.

We expanded our partnership with Dotz, with the objective of increasing loyalty and profitability of the customer base. We also strengthened our partnership with CDF, in line with our purpose of being a benchmark in the provision of technology support services for connected homes, through Vivo Guru. These models enable the Company to have a minority interest in its partners' business, depending on the achievement of agreed targets.

These and other future initiatives position Vivo as a Company that goes beyond telecommunication services and combines a unique set of advantages to capture opportunities that will increase revenue and create value in the digital environment.

14

ESG – ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Telefônica Brasil has a business model designed to contribute to the country’s growth, offering high-quality connection and services that bring people closer and facilitate their lives. The Company’s purpose is to “Digitalize to bring closer”; it seeks to go beyond the financial result by developing programs and projects to promote, in addition to efficiency, environmental preservation and the well-being of society.

In the environmental perspective, Vivo is the first company in the sector to use 100% renewable energy in its production chain. Our distributed generation project, with renewable sources of solar, hydro, and biogas, foresees the installation of more than 80 plants by the first half of 2022. By that date, the project will produce 81 average megawatts of energy, which is enough to supply the entire consumption for a city of 320,000 inhabitants. This project ensures the supply of renewable energy to our operations and brings more efficiency to the company in energy costs.

In this quarter, which includes the month of celebration of the Environment Day, Telefônica Brasil was nominated for the maintenance of the ISO 14.001 certification, which currently covers 51 municipalities.

Regarding the circular economy, the company starts a new stage of the Recicle com a Vivo movement, aimed at collecting, reconditioning, and recycling modems and decoders for broadband and TV services. The goal is to encourage customers, through its artificial intelligence, Aura, who have not utilized the equipment for a while, to return it and ensure the proper disposal of the devices. We expect to reach the end of 2021 with more than 1.5 million refurbished equipment, which will return to the market, complying with all safety standards, in perfect working condition. Additionally, through a partnership with the Telefônica Vivo Foundation, we developed a campaign to donate 50,000 reais to the Pimp My Carroça Institution. With this resource, new carts and safety kits will be acquired to provide income, acknowledgement, and autonomy to the garbage collectors for the dignified and valuable work they do.

To expand our good practices to other parts of Telefônica Brasil's value chain, we implemented the project to develop the supply chain for a performance in emissions management for the climate change topic, promoting training in greenhouse gas emissions management in order to expand the sustainable performance to the value chain. As a result, these suppliers will be able to prepare their greenhouse gas emission inventories, find alternatives in the use of energy and renewable fuels, and act to improve the processes that impact emissions.

Telefônica Brasil operates in a business that contributes to the development of the country and positively impacts thousands of companies and, for this reason, it increasingly works with its suppliers to disseminate ESG issues relevant to the company. In 2021, the company highlighted the theme of fighting climate change and, to this end, promoted a virtual meeting for more than 115 suppliers of different sizes and segments to raise awareness and developed a program to boost the management of Greenhouse Gas (GHG) emissions. One of the major goals is to create a Voluntary Pact of the suppliers that hold carbon-intensive activities to reduce GHG emissions, reducing 39% of the emissions coming from the chain by 2025.

On the social dimension, Telefônica Brasil, besides being a GPTW certified company, is also present in the GPTW 2021 Best Companies for Women to Work Ranking and was recognized with the WEPs Brazil 2021 Award, in the Bronze category (Large Companies), for the advancement in gender equality actions in the professional environment, value chain and society. One implementation of this commitment was the opening of 100 new positions for women in 30 Brazilian cities to work in the "Women in Technical Areas" program, which aims to include women in activities that were mostly held by men.

15

Telefônica has also launched Vivo Explore, its new program to promote the learning culture and the sharing of knowledge among the company's 33 thousand employees, which establishes the individual's role as an essential condition for learning to happen. The Explore+, a spin-off of the program, was also developed to offer scholarships for language, undergraduate, graduate, and MBA courses, also with a diversity perspective and in search of equal opportunities, where trans employees will receive 100% scholarship on the chosen course, black and/or disabled employees will have 50%, and other percentages are available for other employees. Telefônica Brasil has also acted with diversity by supporting artistic activities that promote and value black culture and artists, including new sponsorships in the fine arts, a special season of the Teatro Vivo em Casa and exclusive content focused on the theme on the Vivo Cultura platform.

Regarding governance, Telefônica Brasil has further strengthened its data security and protection management by being awarded the ISO 27001 certification for the Vulnerability Management process of its digital security program, Vivo Segura, thus ensuring alignment with the best international practices for information security management systems.

Additionally, the company was also highlighted again in the telecommunications sector according to the Merco ranking of the 100 best companies in Corporate Responsibility and 2020 Governance and ranked 11th most responsible companies during the pandemic. In the overall ranking, the company has moved up 23 positions from the previous year and is in 16th place, and in the last two years we have evolved 62 places in the ranking. In this context, Arcet Global, one of the largest CX institutes in the world, recognized DNA Vivo (Telefônica Brasil's CX program) as one of the 3 best CX strategies in the global Customer Centricity World Series Awards 2021, and was also a finalist in the 'Customer Centricity Culture' and 'Best CX Measurement' categories.

The advances and recognitions obtained reinforce Telefônica Brasil's commitment to create shared value with its customers, with society as a whole, and with the environment, demonstrating its continuous efforts to build a more equitable, more inclusive and regenerative economy.

For more information on Telefônica Brasil’s ESG initiatives, access the Sustainability Report 2020.

16

INCOME STATEMENT[18][19]

Consolidated in R$ million	2Q21	∆% YoY	6M21	∆% YoY
Gross Operating Revenue	15,696	4.8	31,732	3.1
Net Operating Revenue	10,649	3.2	21,498	1.7
Core Revenue[1]	9,453	8.2	19,016	6.4
Mobile core revenue	6,990	5.6	14,138	3.3
Fixed core revenue	2,462	16.4	4,878	16.8
Non-core Revenue[2]	1,197	(24.4)	2,483	(24.2)
Total Costs	(5,860)	(5.7)	(12,254)	(2.2)
Cost of Services and Products sold	(1,883)	22.6	(3,799)	21.0
Services	(1,167)	11.8	(2,311)	14.4
Products sold	(715)	45.5	(1,488)	33.0
Costs from Operations	(3,978)	(15.0)	(8,455)	(10.0)
Personnel	(993)	8.4	(2,006)	5.3
Commercial and Infrastructure	(3,041)	1.0	(6,052)	(0.0)
Provision for Bad Debt	(380)	(28.4)	(744)	(24.5)
General and Administrative	(254)	(17.8)	(557)	(9.3)
Other Net Operating Revenue (Expenses)	690	684.2	903	446.0

EBITDA	4,789	16.7	9,244	7.4
EBITDA Margin %	45.0%	5.2 p.p.	43.0%	2.3 p.p.

Depreciation and Amortization	(3,013)	8.5	(5,919)	7.2

EBIT	1,776	33.9	3,326	7.7

Financial Result	(157)	110.0	(472)	75.2

Gain (Loss) on Investments	1	n.a.	3	123.1

Taxes (Income tax / Social contribution)	(275)	97.6	(570)	2.9

Net Income	1,345	20.9	2,287	0.9

1 Total Company’s revenues excluding fixed voice, xDSL and DTH.

2 Fixed voice, xDSL and DTH revenues.

17

BALANCE SHEET

Consolidated in R$ million	06/30/2021	12/31/2020	∆%
ASSETS	113,739	108,738	4.6
Current Assets	24,258	19,061	27.3
Cash and Cash Equivalents	8,413	5,762	46.0
Accounts Receivable	7,921	8,183	(3.2)
Inventories	676	633	6.7
Other current assets	7,249	4,483	61.7
Non-Current Assets	89,480	89,678	(0.2)
Accounts Receivable	404	380	6.3
Guarantees and Deposits	2,791	2,813	(0.8)
Other assets	1,792	1,550	15.7
Property, Plant and Equipment, Net	44,329	44,353	(0.1)
Intangible Assets, Net	40,165	40,582	(1.0)
LIABILITIES AND SHAREHOLDERS' EQUITY	113,739	108,738	4.6
LIABILITIES	44,969	39,182	14.8
Current Liabilities	23,408	17,875	31.0
Accounts Payable and Suppliers	8,127	7,377	10.2
Taxes, Fees and Contributions	2,609	1,607	62.3
Loans, Financing, Debentures and Leasing	4,399	3,683	19.5
Interest on Capital and Dividends	6,586	3,866	70.3
Provisions and Contingencies	647	418	55.0
Other Liabilities	1,040	924	12.6
Non-Current Liabilities	21,560	21,307	1.2
Accounts Payable	354	323	9.6
Deferred Income Tax and Social Contribution	4,960	4,415	12.4
Loans, Financing, Debentures and Leasing	8,545	9,557	(10.6)
Provisions and Contingencies	5,858	5,192	12.8
Other Liabilities	1,842	1,820	1.2
SHAREHOLDERS' EQUITY	68,770	69,557	(1.1)

18

CONFERENCE CALL

Date: July 28, 2021 (Wednesday)

Time: 10:00 a.m. (Brasilia) and 9:00 a.m. (New York)

Telephones:

•	Brazil: (+55 11) 4090-1621 or (+55 11) 4210-1803
•	USA: (+1 412) 717-9627
•	United Kingdom: (+44 20) 3795-9972
•	Spain: (+34 91) 038-9593

Web Phone: click here

Access code: Telefônica Brasil

Click here to access the webcast in English

Click here to access the webcast in Portuguese

A replay of the conference call will be available one hour after the event, until August 03, 2021, at (+55 11) 3193-1012 (Code: 8446086#).

TELEFÔNICA BRASIL

Investor Relations

Christian Gebara

David Melcon

Luis Plaster

João Pedro Carneiro

Av. Eng. Luis Carlos Berrini, 1376 – 17th floor – Cidade Monções – SP – 04571-000

Telephone: (+55 11) 3430-3687

E-mail: ir.br@telefonica.com

Information available on the website: www.telefonica.com.br/ri

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Therefore, the future results of the Company's operations may differ from current expectations and the reader should not rely exclusively on the positions performed herein. These forward-looking statements express opinions formed solely on the date on which they were issued, and the Company is under no obligation to update them in line with new information or future developments.

19

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 27, 2021	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director